SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

RECEIVED
2008 JAN -8 A 2:21
CORPORATE FINANCE

January 3, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549



08000085

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

SUPPL

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Senior Manager Myung-Kun Kim of IR Team at Samsung Electronics Co., Ltd. at (82) 2-727-7408.

Thank you.

Very truly yours,

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

RECEIVED
2008 JAN -8 A 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE


SAMSUNG

ELECTRONICS

January 3, 2008

Q4 2007 Earnings Release Notice

2007 Q4 earnings conference call will be webcasted live in English at 10:00 a.m. on January 15, 2008. Related materials will be posted at www.samsung.com/ir.

* Samsung Electronics will also present 2007 Q4 earnings results in Korean at 04:00 pm on the same day.
(Hanmaum Hall on the 3rd Floor of the Hana Daetoo Secrurieties building)

END